*(in thousands of dollars)*

## 1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

## 2. Summary of Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

### Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### Revenue Recognition

SIDCO earns commissions on securities transactions executed on behalf of its clients. Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

In addition, the Company earns revenue from distribution and shareholder servicing services. The fees are allocated for each distinct performance obligation and revenue is recognized when, or as, the Company satisfies its promises. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. SIDCO generally outsources the fulfillment of these distribution and shareholder servicing to other entities. The majority of these distribution and shareholder servicing are performed by SEI Private Trust Company (SPTC), a wholly owned subsidiary of SEI (See Note 4), while others are performed by unrelated third parties. Depending on the terms and conditions of these various arrangements, the revenues related to these services are either recorded on a gross or net basis.

### Cash and Cash Equivalents

The Company considers investment instruments purchased with an original maturity of three months or less to be cash equivalents.

### Cash Segregated in Compliance with Federal and Other Regulations

SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $52 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

*(in thousands of dollars)*

### Securities Transactions

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations. SIDCO has no maximum amount and this obligation applies to all trades executed through the clearing broker. At December 31, 2025, SIDCO has recorded no liabilities with regard to this potential obligation. During 2025, SIDCO paid no amounts to the clearing brokers related to these guarantees.

### Fair Value of Assets and Liabilities

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's receivables and payables are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that can be redeemed daily at net asset value.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of U.S. government agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

The fair value of financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

*(in thousands of dollars)*

### Proprietary Transactions

Securities owned consist of SEI-sponsored money market mutual funds that are quoted daily and U.S. government agency securities and that are recorded at fair value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. Securities owned include $5,755 at December 31, 2025 invested in SEI-sponsored money market mutual funds and are considered Level 1 assets.

### U.S. Government Agency Securities

All of the Company's investments in U.S. government agency securities are held in accounts at well-established financial institutions. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company's investments in U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment and are considered Level 2 assets.

### Allowance for Doubtful Accounts

SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable. The allowance for doubtful accounts balance was $2 at December 31, 2025.

### Accrued Soft Dollars

SIDCO offers soft dollar program services to its clients where SIDCO provides brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934. Accrued soft dollars on the statement of financial condition include $4,270 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

3.  Income Taxes

SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine the current provision for income taxes and deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense.

*(in thousands of dollars)*

At December 31, 2025, SIDCO has net deferred income tax assets of $691.

The tax effect of temporary differences representing deferred tax assets/liabilities is as follows:

| | | |
|---|---|---|
| Expenses recognized in different periods for tax purposes | $ | 133 |
| Book/tax difference of recorded assets | | 60 |
| Revenue recognized in different periods | | (167) |
| Stock based compensation expense | | 681 |
| Federal income effect of state tax | | (16) |
| Net deferred tax asset | $ | 691 |

The Company did not have any unrecognized tax benefit as of December 31, 2025.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will accrue and pay to SEI a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

4.  **Related Party Transactions**

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial position of SIDCO presented in the accompanying financial statement may have differed from those obtained if such relationships did not exist at the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $6,701 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its shareholder services provided to Class A and F shares. The payable of $3,973 to SPTC for shareholder servicing fees is included in Payable to affiliates on the accompanying Statement of Financial Condition.

Certain clients of SIDCO use soft dollars to pay for research provided by an affiliate, SEI Global Services Inc. (SGS). The payable of $193 to SGS is included Payable to affiliates on the accompanying Statement of Financial Condition.

Certain costs are allocated by SEI and its affiliates to SIDCO for office space, employee benefits and other general and administrative expenses.

The effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

*(in thousands of dollars)*

SIDCO paid a $5,500 dividend to SEI on January 17, 2025, a $5,500 dividend on April 17, 2025, a $5,500 dividend on July 17, 2025 and a $5,500 dividend on October 16, 2025.

## 5. Share Based Compensation

SIDCO employees are eligible to participate in the equity compensation plan administered by SEI. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance-based vesting provisions that tie the vesting of stock options to SEI's financial performance and are established at the time of grant. The attainment of the performance vesting targets are measured annually on December 31. Stock options vest at a rate of 50 percent when a specified target is achieved, and the remaining 50 percent when a second, higher-specified target is achieved. Options do not vest due to the passage of time but as a result of achievement of the financial vesting targets. Options granted in December 2017 and thereafter include a service condition which requires a minimum two or four year waiting period from the grant date along with the attainment of the applicable financial vesting target. The amount of stock based compensation expense recognized in the period is based upon management's estimate of when the financial vesting targets may be achieved. Any change in management's estimate could result in the remaining amount of stock-based compensation expense to be accelerated, spread out over a longer period, or reversed. This may cause volatility in the recognition of stock-based compensation expense in future periods and could materially affect the Company's earnings.

SEI uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of the SEI's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. SEI primarily uses historical data to estimate the variables used in the option-pricing model except expected volatility. SEI uses a combination of historical and implied volatility.

This table presents certain information relating to SEI's stock option plans for 2025:

|  | Number of Shares | | Weighted Average Price |
|---|---|---|---|
| Balance as of January 1, 2025 | 22,200 | $ | 59.22 |
| Granted | 2,000 | | 83.00 |
| Exercised | (2,800) | | 60.16 |
| Expired or canceled | — | | — |
| Balance as of December 31, 2025 | 21,400 | $ | 61.32 |
| Exercisable as of December 31, 2025 | 14,800 | $ | 58.60 |

The expiration dates for options at December 31, 2025 range from December 12, 2027 to December 12, 2035 with a weighted average remaining contractual life of options outstanding is 5.8. years.

# SEI Investments Distribution Co.
## Notes to Statement of Financial Condition
## December 31, 2025

*(in thousands of dollars)*

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

### 6.  Concentration of business risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to credit risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earned a significant amount of its brokerage commissions through one broker. As of December 31, 2025, $471 is included in Receivables from clearing organizations and $250 in Deposits on the accompanying Statement of Financial Condition.

### 7.  Net Capital Requirements

As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or two percent of aggregate debit items arising from customer transactions. At December 31, 2025, SIDCO had net capital of $27,146, which exceeded its minimum requirement by $26,896.

### 8.  Segments

SIDCO is engaged in a single line of business introducing-broker dealer services that earns commissions on securities transactions executed on behalf of its clients and records those commissions on a trade date basis. The accounting policies are the same as those described in the summary of significant accounting policies (Note 2). The company has identified its President and Chief Executive Officer as its chief operating decision maker ("CODM"), who uses net income as the primary performance indicator. The Company's operations constitute a single operating segment and therefore a single operating reportable segment because the CODM manages the business activities using information of the Company as a whole.

The Company is required to apply the guidance in ASC 280 and identify significant segment expenses and other segment items for its single reportable segment. The CODM is regularly provided information about profit and loss as well as assets that are similar as what is presented on the financial statements. Significant expenses include items such as clearing fees and distribution and shareholder servicing fees. In addition, other required disclosures under ASC 280 that are regularly reviewed by the CODM, such as assets, are included in other sections of the financial statements.

### 9.  Commitments and Contingencies

From time to time, the Company is party to legal proceedings, lawsuits and other claims in the ordinary course of its business. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in aggregate, a material adverse effect on its business,

# SEI Investments Distribution Co.
## Notes to Statement of Financial Condition
### December 31, 2025

*(in thousands of dollars)*

10.  **Subsequent Events**

The Company performed an evaluation of subsequent events through February 23, 2026, which is the date the financial statements were made available to be issued.

SIDCO paid a $6,500 dividend to SEI on January 23, 2026.

During this period there have been no other material subsequent events that would require recognition or disclosure.